Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Benefit Street Partners Realty Trust, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-186111) on Form S-3 of Benefit Street Partners Realty Trust, Inc. of our report dated March 29, 2017 , with respect to Benefit Street Partners Realty Trust, Inc. and subsidiaries consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended December 31, 2016, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, which report appears in the December 31, 2018 annual report on Form 10-K of Benefit Street Partners Realty Trust, Inc.

/s/ KPMG LLP
New York, New York
March 29, 2019